Exhibit (a)(20)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

GLENN FREEDMAN, On Behalf of Himself and All

Others Similarly Situated,

Plaintiff,

v.

MIDAS, INC., ALAN D. FELDMAN, ARCHIE R. DYKES, THOMAS L. BINDLEY, JAROBIN GILBERT JR., ROBERT R. SCHOEBERL, DIANE L. ROUTSON, TBC CORPORATION, AND GEARSHIFT MERGER CORP.,

Defendants.

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	C.A. No.

VERIFIED CLASS ACTION COMPLAINT

Plaintiff Glenn Freedman (“Plaintiff”), on behalf of himself and all others similarly situated, by his attorneys, alleges the following upon information and belief, except as to those allegations pertaining to Plaintiff which are alleged upon personal knowledge:

NATURE OF THE ACTION

1. This is a shareholder class action complaint on behalf of the holders of the common stock of Midas, Inc. (“Midas” or the “Company”) against certain officers and/or directors of Midas (the “Board”), and other persons and entities involved in a proposed transaction through which the Company will merge with the TBC Corporation (“TBC”), a subsidiary of Sumitomo Corporation of America, for inadequate consideration.

2. On March 13, 2012 Midas and TBC issued a joint press release announcing that they had entered into a definitive merger agreement with TBC to acquire Midas, via a tender offer made by TBC’s wholly-owned subsidiary Gearshift Merger Corp. (“Merger Sub”), in a deal valued at approximately $310 million, including $137 million of assumed debt. Under the terms of the Proposed Transaction (as defined below), Midas common shareholders will receive $11.50 per share in cash for each Midas share they own.

3. Specifically, pursuant to the Agreement and Plan of Merger dated March 12, 2012 (the “Merger Agreement”) entered into between Midas, TBC, and Merger Sub, Merger Sub shall commence a cash tender offer (the “Tender Offer”) to purchase all outstanding shares of Midas common stock at a purchase price of $11.50 per share in cash, to be followed by a merger of Merger Sub with and into the Company.

4. Pursuant to the Merger Agreement, the Tender Offer is to commence no later than March 28, 2012. If Merger Sub acquires 90% or more of the outstanding shares pursuant to the Tender Offer, including following the exercise of a top-up option (the “Top-Up Option”), then TBC will consummate the Merger in a second-step merger without a vote or any further action by the holders of shares (collectively, the Tender Offer, the Top-Up Option, and the second-step merger are referred to herein as the “Proposed Transaction”).

5. Concurrently with the execution and delivery of the Merger Agreement, Defendant Feldman and the Alan D. Feldman Irrevocable 2010 Midas Grantor Annuity Trust (the “Feldman Trust”) entered into a tender and support agreement (the “Support Agreement”) with TBC and Merger Sub whereby Feldman committed, to tender all of his and the Feldman Trusts’ shares of Common Stock in the Tender Offer. Including Company stock options to be exercised pursuant to the Support Agreement, Feldman and the Feldman Trust hold approximately 9.7% of the Company’s common stock.

6. As discussed below, both the consideration to Midas common shareholders contemplated in the Proposed Transaction and the process by which Defendants propose to consummate the Proposed Transaction are fundamentally unfair to Plaintiff and the other common shareholders of the Company. The Individual Defendants’ (as defined herein) conduct constitutes a breach of their fiduciary duties owed to Midas common shareholders, and a violation of applicable legal standards governing the Individual Defendants’ conduct.

7. Notwithstanding improving sales trends resulting from the Company’s strategic growth plan, including its strategy to co-brand Midas and SpeeDee shops, the Board has now recommended that Midas shareholders accept an offer from TBC that undervalues the Company.

8. The Board’s decision to sell Midas to TBC comes at the end of a strategic review process first announced by the Company on August 11, 2011, for which the Board retained J.P. Morgan Securities LLC (along with its affiliates, “J.P. Morgan”) to act as the Company’s financial advisor. J.P. Morgan has publicly disclosed that (a) it beneficially owns 1% or more of a class of common equity securities of Sumitomo Mitsui Financial Group, (b) it has performed and received compensation for both investment banking and non-investment banking, securities-related services for Sumitomo Mitsui Financial Group within the past 12 months, and (c) it expects to receive, or intends to seek, compensation for investment banking services in the next three months from Sumitomo Mitsui Financial Group. As a result of this conflict, J.P. Morgan was unable to provide independent, disinterested financial advice to Midas in connection with its strategic review process. Now, at the end of this process run by J.P. Morgan, the Board recommends that it sell the Company at a discount to its intrinsic value to TBC, an affiliate and/or subsidiary of J.P. Morgan’s client Sumitomo Mitsui Financial Group.

9. For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin Defendants from taking any steps to consummate the Proposed Transaction or, in the event the Proposed Transaction is consummated, recover damages resulting from the Individual Defendants’ violations of their fiduciary duties of loyalty, good faith, and due care.

PARTIES

10. Plaintiff currently holds shares of common stock of Midas and has held such shares at all relevant times.

11. Defendant Midas is a Delaware corporation with its principal executive offices located at 1300 Arlington Heights Road, Itasca, IL 60143. The Company operates, franchises, and licenses Midas shops which offer exhaust, brake, suspension, air conditioning, and maintenance services. The Company also manufactures and sells Midas brand products for resale at Midas shops and manufactures exhaust products under the IPC brand name for sale to distributors. Midas’ shops are located in the United States, Canada, and other countries. Shares of Midas common stock trade on the New York Stock Exchange under the ticker symbol “MDS.”

12. Defendant Alan D. Feldman (“Feldman”) joined Midas as President and Chief Executive Officer in January 2003. He was named Chairman of the Board of Directors in May 2006.

13. Defendant Archie R. Dykes (“Dykes”) has been a director of the Company since 1998. Dykes is a member of the Company’s Audit & Finance, Compensation, and Nominating & Corporate Governance Committees.

14. Defendant Thomas L. Bindley (“Bindley”) was elected a director of Midas in 1998. Bindley is a member of the Company’s Audit & Finance, Compensation, and Nominating & Corporate Governance Committees.

15. Defendant Jarobin Gilbert Jr. (“Gilbert”) has been a director of the Company since 1998. Gilbert is a member of the Company’s Audit & Finance and Compensation Committees.

16. Defendant Robert R. Schoeberl (“Schoeberl”) is the Lead Director of the Company’s Board of Directors and presides over all executive sessions. In addition, Schoeberl is a member of the Company’s Audit & Finance, Compensation, and Nominating & Corporate Governance Committees. He joined the Company in 1998.

17. Defendant Eric P. Bauer (“Bauer”) has been a director of the Company since November 2010.

18. Defendant Diane L. Routson (“Routson”) has been a director of the Company since August, 2003. Routson is a member of the Company’s Audit & Finance, Compensation, and Nominating & Corporate Governance Committees.

19. Defendants Feldman, Dykes, Bindley, Gilbert, Schoeberl, and Routson are collectively referred to hereinafter as the “Individual Defendants.”

20. Defendant TBC is a Delaware corporation with its principal offices located at 7111 Fairway Drive, Suite 201, Palm Beach Gardens, FL 33418. TBC is one of the nation’s largest marketers of automotive replacement tires through a multi-channel strategy. TBC is a wholesale supplier to independent regional tire retailers and distributors throughout the U.S., Canada and Mexico. TBC is owned by Sumitomo Corporation of America.

21. Defendants TBC and Merger Sub are sometimes collectively referred to herein as “TBC.” Defendants TBC, Midas, and the Individual Defendants are referred to collectively as the “Defendants.”

THE FIDUCIARY DUTIES OF THE INDIVIDUAL DEFENDANTS

22. By reason of the Individual Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with Plaintiff and the other public shareholders of Midas (the “Class”) and owe Plaintiff and the other members of the Class the duties of good faith, fair dealing, and loyalty.

23. By virtue of their positions as directors and/or officers of Midas, the Individual Defendants, at all relevant times, had the power to control and influence, and did control and influence and cause Midas to engage in the practices complained of herein.

24. Each of the Individual Defendants is required to act in good faith, in the best interests of the Company’s shareholders and with due care, including reasonable inquiry. In a situation where the directors of a publicly traded company undertake a transaction that may result in a change in corporate control, the directors must take all steps reasonably required to maximize the value shareholders will receive rather than use a change of control to benefit themselves. To diligently comply with this duty, the directors of a corporation may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) contractually prohibits them from complying with or carrying out their fiduciary duties;

(c) discourages or inhibits alternative offers to purchase control of the corporation or its assets; or

(d) will otherwise adversely affect their duty to search for and secure the best value reasonably available under the circumstances for the corporation’s shareholders.

25. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated duties owed to Plaintiff and the other public shareholders of Midas, including their duties of loyalty, good faith and independence, insofar as they, inter alia, engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits, not shared equally by Plaintiff or the public shareholders of Midas common stock.

CLASS ACTION ALLEGATIONS

26. Plaintiff brings this action pursuant to Court of Chancery Rule 23, individually and on behalf of the Class. The Class specifically excludes Defendants herein, and any person, firm, trust, corporation or other entity related to, or affiliated with, any of the Defendants.

27. This action is properly maintainable as a class action.

28. The Class is so numerous that joinder of all members is impracticable. As of November 1, 2011, Midas had 14,408,542 shares of common stock outstanding. Members of the Class are scattered throughout the United States and are so numerous that it is impracticable to bring them all before this Court.

29. Questions of law and fact exist that are common to the Class, including, among others:

(a) whether the Individual Defendants have fulfilled and are capable of fulfilling their fiduciary duties owed to Plaintiff and the Class;

(b) whether the Individual Defendants have engaged and continue to engage in a scheme to benefit themselves at the expense of Midas shareholders in violation of their fiduciary duties;

(c) whether the Individual Defendants are acting in furtherance of their own self-interest to the detriment of the Class; and

(d) whether Plaintiff and the other members of the Class will be irreparably damaged if Defendants are not enjoined from continuing the conduct described herein.

30. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

31. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

32. Preliminary and final injunctive relief on behalf of the Class as a whole is entirely appropriate because Defendants have acted, or refused to act, on grounds generally applicable and causing injury to the Class.

SUBSTANTIVE ALLEGATIONS

A.	Background

33. Midas is one of the world’s largest providers of automotive service, offering brake, maintenance, tires, exhaust, steering and suspension services at more than 2,250 franchised, licensed and company-owned Midas shops in 14 countries, including nearly 1,500 in the United States and Canada. Midas also owns the SpeeDee Oil Change business, with 161 auto service centers in the United States and Mexico.

34. On August 11, 2011, Midas issued a press release announcing that it would conduct a strategic review process in order to consider a potential sale, merger, or other business combination. The Company retained J.P. Morgan Securities LLC to assist in the strategic review process. Commenting on the decision to initiate a strategic review process, Defendant Feldman said, “As we announced in our second quarter earnings release on Aug. 4, the company continues to make solid progress in increasing sales at franchised and company-operated shops, in co-branding of Midas and SpeeDee locations and in improving profitability. Despite the company’s improving performance, the board feels that the current market valuation of Midas does not reflect the underlying value of its assets and prospects for future growth.”

35. On September 12, 2011, Midas reported continuing increases in retail sales for the Company. According to Defendant Feldman, “The retail trends of the first half of the year have continued into the third quarter, with preliminary results to date in the quarter indicating an increase in comparable shops sales per selling day of 2.4 percent in U.S. Midas shops and 2.6 percent in Canada.”

36. On October 27, 2011, the Company reported its third quarter 2011 results, announcing an increase in earnings of 67% to $.10 per diluted share. In addition, the Company announced that its U.S. and Canadian comparable shop sales had increased by 3%, and its Company-operated shop comparable sales had increased by 4.6%. The Company also provided an update on the strategic review process, indicating that it had completed an appraisal of its real estate portfolio of more than 200 properties. According to the appraisal, the average value of Midas’ properties was $505,000 per location.

37. On March 12, 2012, Midas reported its fourth quarter and full year 2011 results, underscoring its improved performance and increasingly positive prospects. The Company reported a net loss of $0.4 million—or $0.03 per diluted share—for the fourth quarter ended Dec. 31, 2011, compared to a net loss of $15.7 million—or $1.14 per diluted share—for the fourth quarter of 2010. Fourth quarter 2011 operating income was $1.4 million, compared to an operating loss of $20.4 million in the prior year. Excluding $2.6 million for legal and investment banking expenses related to the Company’s strategic review process, as well as a $0.5 million write-down of certain real estate assets, operating income was $4.5 million for the quarter. Defendant Feldman emphasized the Company’s improving performance and expressed optimism that the Company’s growth strategy, including its strategy to co-brand Midas and SpeeDee shops, would lead to continued positive performance trends: “We continue to execute on our growth strategy of building retail sales at existing shops through value-priced oil changes and by co-branding, of transitioning under-performing shops and available closed shops through re-franchising and through improving profitability at company-operated shops.”

38. However, rather than permitting the Company’s shares to trade freely and allowing its public shareholders to reap the benefits of the Company’s future growth prospects, the Individual Defendants have acted for their personal benefit and the benefit of TBC, and to the detriment of the Company’s public shareholders, by entering into the Merger Agreement.

B.	The Proposed Transaction

39. On March 13, 2012, Midas and TBC issued a joint press release announcing that they had entered into the Merger Agreement with TBC. Under the terms of the Proposed Transaction, TBC would acquire Midas by making the cash Tender Offer to acquire all of the outstanding shares of common stock of Midas at a purchase price of just $11.50 per share, representing a 28% premium to the Company’s closing price of $8.99 per share on March 12, 2012, the last trading day prior to the announcement of the Proposed Transaction.

40. Specifically, the press release stated, in relevant part:

March 13, 2012 – Palm Beach Gardens, Fla. and Itasca, Ill. – TBC Corporation and Midas, Inc. (NYSE: MDS) today announced that they have entered into a definitive merger agreement, pursuant to which TBC will acquire Midas through a cash tender offer at $11.50 per share. The all-cash transaction is valued at approximately $310 million, including the assumption of approximately $137 million in debt and pension liabilities. The $11.50 per share offer price represents a 75 percent premium over Midas’ closing price of $6.58 on August 11, 2011, when Midas announced it would conduct a strategic review process, and a 28 percent premium over the closing share price as of Monday, March 12, 2012.

The proposed transaction has been unanimously approved by the boards of directors of both companies. In addition, Midas Chairman, President and Chief Executive Officer Alan Feldman has signed a tender and voting agreement in support of the offer.

TBC Chairman and Chief Executive Officer Lawrence Day commented, “With nearly 2,300 locations worldwide, Midas is a leader in automotive services and we are very excited to welcome such an iconic brand into our portfolio. By combining the strengths of Midas’ platform with our industry expertise and financial resources, we will build on their current momentum and take the company to the next level.”

“We are pleased to announce this transaction, which is strategically compelling and provides significant value to our shareholders,” said Feldman. “The offer represents a significant and immediate premium for our shareholders and marks the culmination of a thorough strategic review process by our board of directors, which began last August. The combination of these two highly complementary businesses will provide significant opportunities for Midas to prosper in the future and will create enhanced opportunities for franchisees and strong benefits to customers.”

Under the terms of the merger agreement, TBC will commence a cash tender offer no later than March 28, 2012. The closing of the transaction is expected to occur by the end of the second quarter, and is subject to customary terms and conditions, including regulatory clearance under the Hart-Scott-Rodino Antitrust Improvements Act. The merger agreement also provides for customary termination fees payable by Midas under certain circumstances and a provision under which Midas has agreed not to solicit any competing offers.

Morgan Joseph TriArtisan LLC is acting as financial advisor to TBC and Morgan, Lewis & Bockius is acting as legal advisor. J.P. Morgan Securities LLC is acting as the financial advisor to Midas and Kirkland & Ellis LLP is acting as legal advisor.

41. The consideration offered to Midas public stockholders in the Proposed Transaction is unfair and grossly inadequate because, among other things, the intrinsic value of Midas common stock is materially in excess of the amount offered for those securities in the proposed acquisition given the Company’s prospects for future growth and earnings. The Proposed Transaction will deny Class members their right to share equitably in the true value of the Company. As a result, the Individual Defendants breached the fiduciary duties they owe to the Company’s public shareholders because those shareholders will not receive adequate or fair value for their Company common stock in the Proposed Transaction.

42. Moreover, the Board’s recommendation to sell the Company at a discount to its intrinsic value to TBC, an affiliate and/or subsidiary of Sumitomo Mitsui Financial Group, comes at the end of a strategic review process in which J.P. Morgan acted as Midas’s financial advisor. However, J.P. Morgan has received, and expects to continue to receive, compensation for providing both investment banking and non-investment banking, securities-related services to Sumitomo Mitsui Financial Group. As a result of this conflict, J.P. Morgan was unable to provide independent, disinterested financial advice to the Company.

43. Based on the aforementioned, the Proposed Transaction is wrongful, unfair and harmful to Midas public shareholders because they will not be able to see a fair return on Midas’s strategic growth plan, which is still in the process of being executed. The Proposed Transaction represents an effort by Defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Class members by denying Class members their right to share proportionately and equitably in the true value of the Company.

C.	Self-Dealing

44. By reason of their positions with Midas, the Individual Defendants are in possession of non-public information concerning the financial condition and prospects of Midas, and especially the true value and expected increased future value of Midas and its assets. Moreover, despite their duty to maximize shareholder value, the Individual Defendants have clear and material conflicts of interest and are acting to better their own interests at the expense of Midas’s public shareholders.

45. In particular, on the same day the Board approved the Proposed Transaction, it also rewarded its CEO – Defendant Feldman – for supporting the Proposed Transaction by approving favorable terms in the 2012 Annual Incentive Compensation Plan (the “2012 Plan”) for Defendant Feldman and other executive officers. Pursuant to the 2012 Plan that the Board approved concurrently with his entry into the Support Agreement, Defendant Feldman is entitled to a bonus of up to 90% of his annual base salary.

46. Based on the aforementioned, the Proposed Transaction is wrongful, unfair and harmful to Midas’s public shareholders, and represents an effort by defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Class members. The Proposed Transaction is an attempt to deny Plaintiffs and the other members of the Class their rights while usurping the same for the benefit of Defendants on unfair terms.

D.	The Preclusive Deal Protection Devices

47. In addition to the woefully inadequate consideration offered to Midas shareholders, the entire process deployed by the Midas Board is also unfair and inadequate. Namely, as part of the Merger Agreement, the Individual Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company.

48. Defendants are attempting to circumvent the requirement of a shareholder vote through an irrevocable “Top-Up Option” which the Midas Board voted to grant to TBC. The Top-Up Option is contained in Section 2.3 of the Merger Agreement and states that in the event TBC falls short of obtaining the minimum number of shares in the Tender Offer necessary for it to effectuate a short form merger under Section 253 of the Delaware General Corporation Law, TBC may purchase, at its option, the number of shares necessary for it to exceed the ninety percent threshold. The Top-Up Option therefore allows TBC to pursue a merger without a vote and without any requirement of establishing the entire fairness of the Proposed Transaction.

49. Moreover, §6.2 of the Merger Agreement, titled “No Solicitation,” contains a provision barring the Board and any Company personnel from attempting to procure a price in excess of the amount offered by TBC. Section 6.2(a) of the Merger Agreement further requires that the Company terminate any and all prior or on-going discussions with other potential suitors. Despite the fact that Defendants have already “locked up” the transaction in favor of TBC and precluded the Midas Board from soliciting alternative bids, the Merger Agreement provides other ways to guarantee that TBC will be the Company’s only suitor.

50. Pursuant to §6.2(d) of the Merger Agreement, should an unsolicited buyer arise, the Company must notify TBC of the buyer’s identity and the terms of its offer within 48 hours. Further, pursuant to section 6.3 of the Merger Agreement, if the Company receives an Acquisition Proposal that the Company Board determines to be a Superior Proposal, the Board must provide written notice to TBC that it intends to change its recommendation of the Proposed Transaction, and then negotiate with TBC for at least three business days following TBC receipt of the notice, so that TBC has the opportunity to adjust the terms and conditions of the Merger Agreement so that the Acquisition Proposal ceases to be a Superior Proposal. Accordingly, the Merger Agreement unfairly assures that any “auction” will favor TBC and piggy-back upon the due diligence of the foreclosed alternative bidder.

51. In addition, the Merger Agreement provides that Midas must pay to TBC a termination fee of $5.59 million, approximately 3.2% of the cash offered in the Proposed Transaction, if the Company decides to pursue another offer, thereby essentially requiring that the alternate bidder agree to pay a naked premium for the right to provide the shareholders with a superior offer.

52. Further, Defendant Feldman and the Feldman trust entered into the Support Agreement in connection with the Proposed Transaction, thereby locking up approximately 9.7% of the Company’s shares in favor of the Proposed Transaction.

53. Ultimately, these preclusive deal protection devices illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited alternative acquisition proposal that constitutes, or would reasonably be expected to constitute, a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances. Likewise, these provisions will foreclose the new bidder from providing the needed market check of TBC inadequate offer.

54. Accordingly, because the foregoing process represents a violation of state law, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders have and will continue to suffer absent judicial intervention.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duties Against the Individual Defendants

55. Plaintiff repeats and realleges each allegation set forth herein.

56. The Individual Defendants have violated fiduciary duties of care, loyalty, candor and good faith owed to public shareholders of Midas.

57. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in Midas.

58. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, and independence owed to the shareholders of Midas because, among other reasons, they failed to take steps to maximize the value of Midas to its public shareholders.

59. The Individual Defendants dominate and control the business and corporate affairs of Midas, and are in possession of private corporate information concerning Midas assets, business and future prospects. Thus, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Midas which makes it inherently unfair for them to benefit their own interests to the exclusion of maximizing shareholder value.

60. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise due care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

61. As a result of the actions of the Individual Defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Midas assets and businesses and have been and will be prevented from obtaining a fair price for their common stock.

62. Unless the Individual Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.

63. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which the Individual Defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

On Behalf of Plaintiff and the Class

Against TBC and Merger Sub for Aiding and Abetting the

Individual Defendants’ Breach of Fiduciary Duty

64. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

65. TBC and Merger Sub have acted and are acting with knowledge of, or with reckless disregard to, the fact that the Individual Defendants are in breach of their fiduciary duties to Midas public shareholders, and have participated in such breaches of fiduciary duties.

66. TBC and Merger Sub knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. In so doing, TBC and Merger Sub rendered substantial assistance in order to effectuate the Individual Defendants’ plan to consummate the Proposed Transaction in breach of their fiduciary duties.

67. Plaintiff has no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands injunctive relief in his favor and in favor of the Class and against Defendants as follows:

A. Declaring that this action is properly maintainable as a Class action and certifying Plaintiff as Class representative;

B. Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain a merger agreement providing the best possible terms for shareholders;

C. Rescinding, to the extent already implemented, the Proposed Transaction or any of the terms thereof, or granting Plaintiff and the Class rescissory damages;

D. Directing the Individual Defendants to account to Plaintiff and the Class for all damages suffered as a result of the Individual Defendants’ wrong doing;

E. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

F. Granting such other and further equitable relief as this Court may deem just and proper.

Dated: March 20, 2012	FARUQI & FARUQI, LLP

OF COUNSEL:	/s/ James P. McEvilly, III James P. McEvilly, III (#4807)
FARUQI & FARUQI, LLP Juan E. Monteverde 369 Lexington Avenue, 10th Fl. New York, NY10017 Tel.: (212) 983-9330 Fax: (212) 983-9331	20 Montchanin Road, Suite 145 Wilmington, DE 19807 Tel.: (302) 482-3182 Fax: (302) 4823612 Attorneys for Plaintiff

FARUQI & FARUQI, LLP
Emily C. Komlossy
3595 Sheridan Street Suite 206
Hollywood, FL 33021
Tel: (954) 239-0280
Fax: (954) 239-0281

Attorneys for Plaintiff

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